UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 5							OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person	2. Issuer Name and Ticker or Trading Symbol Eloquent Inc (ELOQ)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director ______10% Owner ______Officer (give __XX__Other (specify title below) below) Affiliate of Director
(Last) (First) (Middle) Crosslink Capital, Inc.	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year 2000/2001
(Street) Two Embarcadero, Suite 2200			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person X Form filed by More than One Reporting Person See Note 1
(City) (State) (Zip) San Francisco, CA 94111	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Ben- eficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
Common Stock	5/30/01	S	10,000	D	$0.63	1,334,787	D&I	See Note 2
Common Stock	5/30/01	S	55,000	D	0.67	1,334,787	D&I	See Note 2
Common Stock	5/31/01	S	250,482	D	0.68	1,334,787	D&I	See Note 2
Common Stock	2/16/01	J	67,232	D	See Note 3	1,334,787	D&I	See Note 2
Common Stock	2/16/01	J	16,208	A	See Note 3	16,208	D	See Note 4
Common Stock	2/16/01	J	10,160	A	See Note 3	10,160	D	See Note 5
Common Stock	2/16/01	J	582	A	See Note 3	582	D	See Note 6
Common Stock	2/16/01	J	4,730	A	See Note 3	79,730	D	See Note 7

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v). Persons who respond to the collection of information contained (Over)

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
				(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Options	$16.00	2/16/00	A	25,000		See Note 8	2/16/10	Common Stock	25,000	N/A	25,000	D	See Note 7

Explanation of Responses:

(1) The reporting persons (the "Reporting Persons") consist of Crosslink Capital, Inc. ("Crosslink"), Crossover Fund III Management, L.L.C. ("Crossover III Management"), Delta Growth Management, Inc. ("Delta Growth Management"), Crosslink Omega III Holdings, L.L.C. ("Omega III Holdings"), Michael J. Stark, Seymour F. Kaufman, Daniel John Dunn, Anthony Pir Brenner, Vladimir S. Jacimovic and Thomas Edward Bliska. Crosslink is the investment adviser to investment funds of which Omega III Holdings or Delta Growth Management is the general partner or manager. Crossover III Management is the investment adviser and manager of investment funds. Mr. Stark and Mr. Kaufman are control persons of Crosslink. Mr. Stark, Mr. Kaufman, Mr. Brenner, Mr. Dunn, Mr. Jacimovic and Mr. Bliska are control persons of Crossover III Management. Mr. Stark, Mr. Kaufman, Mr. Brenner and Mr. Jacimovic are control persons of Omega III Holdings. Mr. Stark is a control Person of Delta Growth. Mr. Brenner is a director of Eloquent Inc (the "Issuer"). Because of Mr. Brenner's position with the Issuer, the other Reporting Persons could be deemed insiders of the Issuer even though Crosslink and its affiliates collectively do not own more than 10% of the outstanding common stock of the Issuer.

(2) These securities are indirectly beneficially owned by the Reporting Persons because they are held by investment funds to which Crosslink or Crossover III Management serves as investment adviser and of which Crossover III Management, Delta Growth Management or Omega III Holdings is the general partner or manager. The reporting persons disclaim beneficial ownership in such securities except to the extent of their pecuniary interest therein.

(3) These securities were distributed without consideration to the limited partners of an investment limited partnership of which Crosslink is the investment adviser. Mr. Stark and Mr. Kaufman are limited partners in that investment limited partnership.

(4) These securities are owned directly by Mr. Stark. They were distributed to him in the distribution described in Note 3.

(5) These securities are owned directly by Mr. Kaufman. They were distributed to him in the distribution described in Note 3.

(6) These securities are owned directly by Mr. Jacimovic. They were distributed to him in the distribution described in Note 3.

(7) These securities are owned directly by Mr. Brenner. Of such securities, 4,730 shares of the Issuer's common stock were distributed to him in the distribution described in Note 3.

(8) One-third of these options becomes exercisable on each of the three succeeding anniversaries of the grant date thereof.

Dated: February ___, 2002
Crosslink Capital, Inc. By: Michael J. Stark, President	Delta Growth Management, Inc. By: Michael J. Stark, President
Crossover Fund III Management, L.L.C. By: Michael J. Stark, Manager	Crosslink Omega III Holdings, L.L.C. By: Michael J. Stark, Manager
Michael J. Stark	Seymour F. Kaufman
Anthony Pir Brenner	Daniel John Dunn
Vladimir S. Jacimovic	Thomas Edward Bliska

Joint Filer Information

Name: Crossover Fund III Management, L.L.C.

Address: Two Embarcadero Center, Suite 2200, San Francisco, California 94111

Designated Filer: Crosslink Capital, Inc.

Issuer and Ticker Symbol: Eloquent Inc (ELOQ)

Statement for Month/Year: 2000/2001

Signature: Crossover Fund III Management, L.L.C.

By:

Michael J. Stark

Name: Delta Growth Management, Inc.

Address: Two Embarcadero Center, Suite 2200, San Francisco, California 94111

Designated Filer: Crosslink Capital, Inc.

Issuer and Ticker Symbol: Eloquent Inc (ELOQ)

Statement for Year: 2000/2001

Signature: Delta Growth Management, Inc.

By:

Michael J. Stark, President

Name: Crosslink Omega Holdings III, L.L.C.

Address: Two Embarcadero Center, Suite 2200, San Francisco, California 94111

Designated Filer: Crosslink Capital, Inc.

Issuer and Ticker Symbol: Eloquent Inc (ELOQ)

Statement for Year: 2000/2001

Signature: Crosslink Omega III Holdings, L.L.C.

By:

Michael J. Stark, Manager

Name: Michael J. Stark

Address: Two Embarcadero Center, Suite 2200, San Francisco, California 94111

Designated Filer: Crosslink Capital, Inc.

Issuer and Ticker Symbol: Eloquent Inc (ELOQ)

Statement for Year: 2000/2001

Signature:
Michael J. Stark

Name: Seymour F. Kaufman

Address: Two Embarcadero Center, Suite 2200, San Francisco, California 94111

Designated Filer: Crosslink Capital, Inc.

Issuer and Ticker Symbol: Eloquent Inc (ELOQ)

Statement for Year: 2000/2001

Signature:
Seymour F. Kaufman

Name: Anthony Pir Brenner

Address: Two Embarcadero Center, Suite 2200, San Francisco, California 94111

Designated Filer: Crosslink Capital, Inc.

Issuer and Ticker Symbol: Eloquent Inc (ELOQ)

Statement for Year: 2000/2001

Signature:
Anthony Pir Brenner

Name: Daniel John Dunn

Address: Two Embarcadero Center, Suite 2200, San Francisco, California 94111

Designated Filer: Crosslink Capital, Inc.

Issuer and Ticker Symbol: Eloquent Inc (ELOQ)

Statement for Month/Year: 2000/2001

Signature:
Daniel John Dunn

Name: Vladimir S. Jacimovic

Address: Two Embarcadero Center, Suite 2200, San Francisco, California 94111

Designated Filer: Crosslink Capital, Inc.

Issuer and Ticker Symbol: Eloquent Inc (ELOQ)

Statement for Month/Year: 2000/2001

Signature:
Vladimir S. Jacimovic

Name: Thomas Edward Bliska

Address: Two Embarcadero Center, Suite 2200, San Francisco, California 94111

Designated Filer: Crosslink Capital, Inc.

Issuer and Ticker Symbol: Eloquent Inc (ELOQ)

Statement for Month/Year: 2000/2001

Signature:
Thomas Edward Bliska